Exhibit 12.1
CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended March 31,
	2007	2006

Earnings

Loss from operations before Income Taxes	$(36)	$(175)
Fixed Charges	192	194

Total Earnings	$156	$19

Fixed Charges
Interest Expense	$186	$185
Amortization of Debt Costs	4	7
Interest Element of Rentals	2	2

Total Fixed Charges	$192	$194

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the three months ended March 31, 2007 and 2006 were insufficient to cover fixed charges by $36 and $175, respectively. As a result of such deficiencies, the ratios are not presented above.